Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces First-Quarter 2023 Financial Results

TAIPEI, Taiwan, May 3, 2023 – GigaMedia Limited (NASDAQ: GIGM) today announced its first quarter 2023 unaudited financial results.

Comments from Management

For the first quarter of 2023, GigaMedia reported revenues of $1.33 million with a gross profit of $0.79 million, an operating loss of $0.70 million and the net loss of $0.31 million.

If compared to the previous quarter, the revenues increased by 20.2% and gross profit increased by 26.5%, exhibiting not only the seasonality arising from the new year and students’ winter vacation, but also our efforts in streamlining the workforce and improving the operating cost structure.

Now with a slimmer team in place, for 2023 we plan to continue our exploration of digital entertainment to further develop and promote our own products and services.

First Quarter Overview


Operating revenues increased by 20.2% in quarter-on-quarter comparison but decreased by 14.3% year-over-year.

Loss from operations slightly increased to $0.70 million from $0.68 million last quarter, and net loss was $0.31 million from net income $0.35 million last quarter mainly due to the fluctuation in foreign exchange and certain year-end evaluation in the previous quarter.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q23 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	1Q23	4Q22	Change (%)	1Q23	1Q22	Change (%)
Revenues	1,325	1,102	20.2%	1,325	1,546	(14.3)%
Gross Profit	792	626	26.5%	792	901	(12.1)%
Loss from Operations	(698)	(675)	NM	(698)	(828)	NM
Net Income (Loss) Attributable to GigaMedia	(313)	347	NM	(313)	(1,099)	NM
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	(0.03)	0.03	NM	(0.03)	(0.10)	NM
EBITDA (A)	(704)	13	NM	(704)	(1,154)	NM
Cash, Cash Equivalents and Restricted Cash	38,119	39,107	(2.5)%	38,119	40,534	(6.0)%

NM= Not Meaningful

(A) EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results


Consolidated revenues for the first quarter of 2023 increased by 20.2% quarter-on-quarter to $1.3 million, from $1.1 million in the fourth quarter of 2022, but decreased by 14.3% year-over-year from $1.5 million in the first quarter of 2022.

Consolidated gross profit increased to $0.8 million from $0.6 million in last quarter and decreased by 12.1% from $0.9 million in the same quarter last year.

Consolidated operating expenses were $1.5 million in the first quarter of 2023, approximately increased by 14.6% when compared to prior quarter.

Net loss for the first quarter of 2023 was $0.3 million, which was an increase of loss from an income of $0.3 million last quarter, but a decrease from a loss of $1.1 million in the same quarter last year.

Cash, cash equivalents and restricted cash at the first quarter-end of 2023 amounted to $38.1 million, decreased by approximately $1.0 million from $39.1 million at the fourth quarter-end of 2022.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $38.1 million, or approximately $3.45 per share as of March 31, 2023.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 3, 2023. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“As life is gradually returning to a post-COVID normal routine,” said GigaMedia CEO James Huang, “we are optimistic for the rebounding of consumer confidence and therefore digital entertainment spendings.” And as always, we will be pursuing sustainable growth and healthy margin by improving our existing products while developing and promoting new offerings in effective ways.

Meanwhile, our business strategies always include expanding through mergers and acquisitions. We will keep looking for investment opportunities that have strategic capacity to accelerate our growth and enhance shareholders’ value.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2023 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2023 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2023	12/31/2022	3/31/2022
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,325,352	1,101,507	1,545,575
	1,325,352	1,101,507	1,545,575
Operating costs
Cost of digital entertainment service revenues	533,136	475,714	644,369
	533,136	475,714	644,369
Gross profit	792,216	625,793	901,206
Operating expenses
Product development and engineering expenses	178,192	163,043	322,438
Selling and marketing expenses	431,089	406,749	435,205
General and administrative expenses	879,655	730,850	971,101
Other	1,082	(245)	226
	1,490,018	1,300,397	1,728,970
Loss from operations	(697,802)	(674,604)	(827,764)
Non-operating income (expense)
Interest income	404,550	343,762	62,835
Foreign exchange (loss) gain - net	(826)	413,529	(339,131)
Changes in the fair value of an instrument recognized at fair value	(18,729)	227,384	—
Other-net	107	37,289	4,922
	385,102	1,021,964	(271,374)
Income (loss) from continuing operations before income taxes	(312,700)	347,360	(1,099,138)
Income tax expense	—	(263)	—
Net income (loss) attributable to shareholders of GigaMedia	(312,700)	347,097	(1,099,138)
Earnings (loss) per share attributable to GigaMedia
Basic:
Earnings (loss) from continuing operations	(0.03)	0.03	(0.10)
Diluted:
Earnings (loss) from continuing operations	(0.03)	0.03	(0.10)

Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2023	12/31/2022	3/31/2022
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	37,806,540	38,794,467	40,221,362
Marketable securities-current	7,950,000	7,950,000	—
Accounts receivable - net	154,890	199,109	245,742
Prepaid expenses	368,322	60,059	728,280
Restricted cash	312,739	312,823	312,772
Other receivables	766,871	374,025	21,143
Other current assets	122,895	135,624	151,560
Total current assets	47,482,257	47,826,107	41,680,859

Marketable securities - noncurrent	2,371,000	2,371,000	10,322,000
Property, plant & equipment - net	146,094	102,729	79,266
Intangible assets - net	16,537	19,421	9,166
Prepaid licensing and royalty fees	140,850	176,530	299,117
Other assets	1,546,465	1,640,443	2,322,368
Total assets	51,703,203	52,136,230	54,712,776

Liabilities and equity
Accounts payable	78,604	52,660	47,916
Accrued compensation	133,645	186,984	188,353
Accrued expenses	878,269	964,203	1,436,606
Unearned revenue	871,981	817,446	890,395
Other current liabilities	636,631	616,151	820,580
Total current liabilities	2,599,130	2,637,444	3,383,850
Other liabilities	793,946	893,174	1,262,455
Total liabilities	3,393,076	3,530,618	4,646,305
Total equity	48,310,127	48,605,612	50,066,471
Total liabilities and equity	51,703,203	52,136,230	54,712,776

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2023	12/31/2022	3/31/2022
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(312,700)	347,097	(1,099,138)
Depreciation	10,326	6,998	5,764
Amortization	3,054	2,803	2,239
Interest income	(404,550)	(343,762)	(62,835)
Interest expense	—	—	—
Income tax expense	—	263	—
EBITDA	(703,870)	13,399	(1,153,970)